Notice to the Oslo Stock Exchange



3 - 2

SUPPL

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254

Date: 2 June 2005



05008892

ORK – Trade subject to notification

On 1 June 2005 Orkla ASA has awarded Group President and CEO Dag J. Opedal 20,000 new options. He will be entitled to buy a corresponding number of Orkla shares at a strike price of NOK 242. These options may not be exercised until after the publication of Orkla's financial results for 2007 (in February 2008) and will expire on 28 February 2011.

Moreover, Orkla ASA is obliged to award Opedal 50,000 options (previous agreement was 30,000) respectively next year and the following year at a strike price equal to market price on the award date plus 10%.

The result of the above transactions is as follows:
New options received: 20,000. Total options now held: 180,000.
Options awarded in 2006 if not released: 50,000.
Options awarded in 2007 if not released: 50,000.
Total shareholding: 21,213. Cash bonus (syntetic options): 70,000.

A total of 1,705,477 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,279,413 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,263,342 of its own shares.

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